Exhibit 99.3

MAKE SOMETHING BEAUTIFUL Investor Presentation Fiscal Q4 and FY 2015 Results July 16, 2015

Basmati Roadshow_1_October - 2012.ppt Forward Looking Statement This presentation contains forward - looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward - looking statements. Forward - looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Specifically, these statements include, among other things, statements that describe our expectatio ns for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key re tai l partners, the financial impact of new sales contracts on our revenue, our plan to make significant capital expenditure, and other statements of management’s beliefs, intentions or goals. You can identify forward - looking statements by the fact that they do no t relate strictly to historical or current facts. These statements may include words such as “foresee”, “forecast”, "anticipate," "estimate," "expect," "project," "plan,“ "intend,“ "believe" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward - looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions, some of which are described under “Risk Factors” in our Annual Reports on Form 20 - F and our Registration Statement on Form F - 1 filed with the Securities and Exchange Commission. Although we believe that these forward - looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward - looking statements. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward - looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future ev ent s or otherwise. Because of these factors, we caution that you should not place undue reliance on any of our forward - looking statements. Further, any forward - looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to tim e, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we have no duty to, an d do not intend to, update or revise the forward - looking statements in this presentation after the date of this presentation.

Basmati Roadshow_1_October - 2012.ppt Market and Industry Data This presentation contains estimates and projections regarding market and industry data that were obtained from internal company surveys as well as third - party sources such as market research, consultant surveys, publicly available information and industry publications and surveys. We believe the information provided or made available by these third - party sources is general ly reliable. However, market data is subject to change and cannot always be verified with complete certainty due to limits on th e availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncert ain ties inherent in any statistical survey, interpretation or presentation of market data and management’s estimates and projections. In addition, projections are often wrong. As a result, you should be aware that market data set forth herein, and estimates, projections and beliefs ( i ) based on such data and (ii) relating to certain financial and performance metrics presented herein, may not be reliable. We have not independently verified any of the data from third - party sources or ascertained the underlying economic assumptions relied upon therein; accordingly we cannot guarantee the accuracy or completeness of any such data. Similarly, internal surveys, which we believe to be reliable, are based upon management’s knowledge of the industry as of the da te of such surveys and have not been verified by any independent sources. As a result, we cannot guarantee the accuracy or completeness of any such information and you should not place undue reliance on such information when making an investment decision.

Basmati Roadshow_1_October - 2012.ppt 1 KARAN A CHANANA CHAIRMAN AND CHIEF EXECUTIVE OFFICER BRUCE WACHA CHIEF FINANCIAL OFFICER Presenters

Basmati Roadshow_1_October - 2012.ppt Full Year Fiscal 2015 and Fiscal Q4 2015 Financial Results

Basmati Roadshow_1_October - 2012.ppt 6 FY 2015 Financial Highlights Key drivers • Revenue increased by $152.0 million , or 27.8% to $699.4 million driven by increased sales volume, price and product mix of rice in India and internationally ‒ Sales in India increased $62.7 million or 28.0% to $286.8 million, non - India or international sales increased $89.4 million or 27.7% to $412.6 million ‒ Amira branded and third party branded sales increased $184.5 million or 38.6% to $662.4 million, Institutional sales were $36.9 million compared to $69.4 million a year ago • Adjusted EBITDA increased by $24.1 million or 31.9% to $99.5 million, with adjusted EBITDA margins increased 40 bps to 14.2% • The Company’s effective tax rate was 17.4% for the period compared to 19.6% in the year ago period, Adjusted profit after tax increased $13.3 million or 32.4% to $54.3 million from $41.0 million and Adjusted EPS increased by 32.4% to $1.51 per share from $1.14 per share in the prior year period FY 2015 Revenue FY 2015 Adjusted EBITDA FY 2015 Adjusted EPS % margin 13.8% 14.2% Note: Preliminary results are not audited. Includes full benefit of Basmati Rice GmbH which was acquired in January 2014; Adjusted EBITDA and Adjusted EPS exclude the impact of non cash compensation; weighted average diluted shares were 35.9 million and 35.9 million for the three months ended March 31, 2014 and March 31, 2015, respectively. Please see “ Non - IFRS Measures” in this release for a reconciliation of Adjusted EBITDA and Adjusted profit after tax to the IFRS measure of profit after tax . $547.3 $699.4 $0.0 $200.0 $400.0 $600.0 $800.0 2014 2015 ($ in millions) 27.8% $75.5 $99.5 $0.0 $50.0 $100.0 $150.0 2014 2015 ($ in millions) 31.9% $1.14 $1.51 $0.00 $0.50 $1.00 $1.50 $2.00 2014 2015 ($ per share) 32.4%

Basmati Roadshow_1_October - 2012.ppt 7 3 Months Ended Q4 2015 Financial Highlights Key drivers • Revenue increased by $40.2 million or 21.6% to $226.8 million driven primarily by increased sales volume and product mix of rice in India and internationally • Adjusted EBITDA increased $6.6 million or 25.1% to $33.0 million, with adjusted EBITDA margins increased 40 bps to 14.5% • The Company’s effective tax rate was 18.0% for the period compared to 15.0% in the year ago period, Adjusted profit after tax increased $1.8 million or 10.9% to $ 18.6 million from $16.8 million and Adjusted EPS increased 11.1% to $0.52 per share from $0.47 per share in th e prior year period Q4 2015 Revenue Q4 2015 Adjusted EBITDA Q4 2015 Adjusted EPS % margin 14.1% 14.5% Note: Preliminary results are not audited. Includes full benefit of Basmati Rice GmbH which was acquired in January 2014; Adjusted EBITDA and Adjusted EPS exclude the impact of non cash compensation; weighted average diluted shares were 35.9 million and 35.9 million for the three months ended March 31, 2014 and March 31, 2015, respectively. Please see “ Non - IFRS Measures” in this release for a reconciliation of Adjusted EBITDA and Adjusted profit after tax to the IFRS measure of profit after tax . $186.6 $226.8 $0.0 $100.0 $200.0 $300.0 2014 2015 ($ in millions) 21.6% $26.4 $33.0 $0.0 $10.0 $20.0 $30.0 $40.0 2014 2015 ($ in millions) 25.1% $0.47 $0.52 $0.40 $0.45 $0.50 $0.55 $0.60 2014 2015 ($ per share) 11.1%

Basmati Roadshow_1_October - 2012.ppt 8 FY 2015 Revenue Mix Amira and Third Party Branded vs. Institutional Revenue Mix India vs. International Revenue Mix Amira and Third Party Branded Sales Note: Sales to Institutional customers were $36.9 million in FY 2015 compared to $69.4 million in FY 2014 India Sales International Sales Amira and Third Party Branded , 95% Institutional , 5% $478 $662 $400 $500 $600 $700 $800 FY 14 FY 15 ($ in millions) 38.6% International , 59% India , 41% $224 $287 $0 $100 $200 $300 $400 FY 14 FY 15 ($ in millions) 28.0% $323 $413 $0 $200 $400 $600 FY 14 FY 15 ($ in millions) 27.7% Note: Calculations have been derived from financial statements and have not been audited.

Basmati Roadshow_1_October - 2012.ppt Adding and Strengthening Customer Relationships Worldwide 9 3 rd Party Branded Partners Amira has strong relationships with leading global retailers Selected Customers In Spring 2015 , Amira Nature Foods Ltd Announced Three New Partnerships to Expand Amira Branded Sales in the United States

Basmati Roadshow_1_October - 2012.ppt India Benefiting from Establishment of Company Managed DCs 10 15 DCs today , up from 1 at IPO Haryana Rajasthan Uttar Pradesh Punjab Uttarakhand Ahmedabad Zirakpur ( Punjab ) Delhi Gurgaon Himachal Pradesh Hyderabad Surajpur (Uttar Pradesh ) Bangalore Kolkata Mumbai Vijayawada Lucknow Ranchi Chennai Jaipur Indore ▪ Establishment of 15 company managed distribution centers in India provides Amira with greater control over its expansion efforts in its important home geography ‒ Expected to drive deeper and more broad market penetration ‒ Expected to generate higher service levels of fill rates, inventory turnover and replenishment ‒ Reached target goal set at IPO of 15 company managed DCs, up from 1 at the time

Basmati Roadshow_1_October - 2012.ppt 11 Key Working Capital Items Inventories $255.0 $253.8 $262.3 % LTM sales 46.6% 38.5% 37.5% Trade receivables $80.9 $99.1 $130.4 % LTM sales 14.8% 15.0% 18.6% Trade payables $41.2 $16.5 $34.0 % LTM sales 7.5% 2.5% 4.9% Net Adjusted working capital $ 298.2 $ 339.4 $365.4 % LTM sales 54.5% 51.5% 52.2% $ in millions Q3 2015 Q4 2015 Q4 2014 Source: Values based on publicly filed financial statements and preliminary results for Q4 2015 Note : Preliminary and interim results and ratio analyses have not been audited.

Basmati Roadshow_1_October - 2012.ppt 12 Key Capital Structure Items Cash and cash equivalents $37.6 $ 27.0 $46.5 Total debt $184.8 $ 187.1 $210.6 LTM adjusted EBITDA $ 75.5 $93.0 $ 99.5 Total debt / LTM adjusted EBITDA 2.4x 2.0x 2.1x Net debt / LTM adjusted EBITDA 2.0x 1.7x 1.6x $ in millions Source: Values based on publicly filed financial statements and preliminary results for Q4 2015 Note : Preliminary and interim results and ratio analyses have not been audited. Q3 2015 Q4 2015 Q4 2014

Basmati Roadshow_1_October - 2012.ppt Source: Derived from public Company financial statements and Capital IQ as of July 13, 2015 Note: ANFI values based on publicly filed financial statements and preliminary Q4 2015 results; preliminary and Interim resul ts and ratios have not been audited. Large Cap companies include Campbell’s, ConAgra, General Mills, Kellogg, Kraft, Mondelez , PepsiCo, Mead Johnson, JM Smucker, McCormick Mid/Small Cap companies include Pinnacle, Treehouse, Snyder’s - Lance, B&G Foods, Flowers Foods, Post Holding Cop ., Hain Celestial, WhiteWave , SodaStream , J&J Snack Foods, Boulder Brands, Diamond Foods, Monster Beverage, and Herbalife Conservative Balance Sheet ANFI Leverage (Total Debt / LTM Adj. EBITDA) ANFI Interest Coverage (LTM Adj. EBITDA / Finance Costs Net of Finance Income) 13 Peer Leverage Levels (Total Debt / LTM Adj. EBITDA) ; $210.6 million of total debt at March 31, 2015 and March 31, 2015 LTM adjusted EBITDA of $99.5 million ; Total Debt to adjusted EBITDA ratio of just 2.1x at March 31, 2015, compared to 2.4x and 3.1x at March 31, 2014 and March 31, 2013, respectively ; Net Debt to LTM adjusted EBITDA ratio of just 1.6x at March 31 , 2015 ; LTM Adjusted EBITDA to Finance Cost (net of Finance Income) ratio of 3.1x at March 31, 2015 3.1x 2.5x 2.4x 2.4x 2.4x 2.3x 2.2x 2.0x 2.1x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x Q4'13 Q1'14 Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 Q4'15 Total Debt / LTM Adj. EBITDA 2.5x 2.8x 3.1x 3.0x 3.3x 3.2x 3.0x 3.3x 3.1x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x Q4'13 Q1'14 Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 Q4'15 LTM Adj. EBITDA / Finance Cost (net of Finance Income) 4.8x 3.8x 2.1x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x Large Cap Food… Mid/Small Cap Food… Amira Total Debt / LTM Adj. EBITDA

Basmati Roadshow_1_October - 2012.ppt 14 Amira Nature Foods Performance Since IPO – 11 Quarters of Double Digit Growth LTM Revenue ($ millions) LTM Adj. EBITDA ($ millions) Note: Includes non IFRS measures and calculations that have been derived from historical financial statements and has not been audited. (1) Adjusted EBITDA bar graph and revenue trend line are based on LTM numbers, while indicated growth rates reflect y - o - y quarte rly growth 19.4% 22.0% 28.7% 53.8% 56.2% 54.2% 10.2% 16.0% 37.6% 43.2% 36.1% 38.8% 25.1% 48.7% 33.0% 44.0% 25.9% 30.9% Amira LTM Mar . 2013 to LTM Mar. 2015 CAGRs Revenue CAGR 30.0% Adj. EBITDA CAGR 37.8% Adj. EPS CAGR 59.4% Revenue growth (1) Adj. EBITDA growth (1) (1) 30.9% 39.4% 35.0% 36.6% 21.6% 25.1% $41 $45 $50 $52 $57 $61 $67 $75 $80 $85 $93 $100 $342 $360 $401 $414 $444 $472 $501 $547 $576 $609 $659 $699 0 20 40 60 80 100 120 0 150 300 450 600 750 Jun.12 Sep.12 Dec.12 Mar.13 Jun.13 Sep.13 Dec.13 Mar.14 Jun.14 Sep.14 Dec.14 Mar.15 LTM Adj. EBITDA LTM Revenue

Basmati Roadshow_1_October - 2012.ppt Outlook Long term FY 2016 Revenue Double digit growth $1.0 billion Adjusted EBITDA Double digit growth $150 million 15

Basmati Roadshow_1_October - 2012.ppt Appendix

Basmati Roadshow_1_October - 2012.ppt 17 Condensed Consolidated Statements of Profit or Loss (Amounts in USD) Note: Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report o n F orm 20 - F with the Securities and Exchange Commission and therefore remain subject to adjustment. The financial results provided may be subject to adjustment as a result of the completion of audit procedures by our independent reg istered public accounting firm as a part of the annual audit they perform over the annual audit procedures they perform in connection with the Company’s financial statements for the fiscal year ended March 31, 2015. The preparation of th e p reliminary results requires management to make estimates and assumptions that affect the reporting period. Actual results could vary from these estimates. Fiscal years ended March 31, 2015 (unaudited) March 31, 2014 March 31, 2013 Revenue $ 699,390,811 547,344,368 $ 413,682,574 Other income 186,404 160,064 94,368 Cost of materials (618,128,135) (454,123,161) (347,341,159) Change in inventory of finished goods 61,611,980 39,859,583 27,594,211 Employee benefit expenses (11,885,736) (11,642,833) (5,553,197) Depreciation and amortization (2,352,649) (2,064,264) (1,943,846) Freight, forwarding and handling expenses (16,508,963) (23,359,177) (20,985,039) Other expenses (23,628,011) (22,855,617) (14,676,910) $ 88,685,701 73,318,963 $ 50,871,002 Finance costs (34,316,448) (25,859,231) (21,751,614) IPO expenses - - (1,750,082) Finance income 2,256,120 2,766,518 802,146 Other gains and (losses) 5,535,074 (2,800,475) (654,852) Profit before tax $ 62,160,448 47,425,775 $ 27,516,600 Income tax expense (10,791,342) (9,293,071) (8,267,562) Profit after tax for the year $ 51,369,106 38,132,704 $ 19,249,038 Profit after tax for the year attributable to: Shareholders of the Company 40,669,867 29,956,327 15,056,309 Non - controlling interest 10,699,239 8,176,377 4,192,729 Earnings per share Basic earnings per share $ 1.42 1.04 $ 0.63 Diluted earnings per share $ 1.41 1.04 $ 0.63

Basmati Roadshow_1_October - 2012.ppt 18 Condensed Consolidated Statements of Financial Position (Amounts in USD) Note: Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report o n F orm 20 - F with the Securities and Exchange Commission and therefore remain subject to adjustment. The financial results provided may be subject to adjustment as a result of the completion of audit procedures by our independent reg istered public accounting firm as a part of the annual audit they perform over the annual audit procedures they perform in connection with the Company’s financial statements for the fiscal year ended March 31, 2015. The preparation of th e p reliminary results requires management to make estimates and assumptions that affect the reporting period. Actual results could vary from these estimates. As at March 31, 2015 (unaudited) As at March 31, 2014 ASSETS Non - current Property, plant and equipment $ 22,556,188 $ 23,284,918 Goodwill 1,405,057 1,727,338 Other intangible assets 1,737,003 2,262,731 Other long - term financial assets 396,076 485,731 Total non - current assets $ 26,094,324 $ 27,760,718 Current Inventories $ 262,297,532 $ 254,952,549 Trade receivables 130,426,136 80,882,986 Derivative financial assets 638,467 2,352,886 Other financial assets 9,933,742 9,768,514 Prepayments 19,610,778 8,361,244 Other current assets 1,955,834 765,655 Cash and cash equivalents 46,460,922 37,606,098 Total current assets $ 471,323,411 $ 394,689,932 Total assets $ 497,417,735 $ 422,450,650 EQUITY AND LIABILITIES Equity Share capital $ 9,120 $ 9,115 Share premium 82,896,596 82,804,750 Other reserves (5,929,086) (3,312,575) Retained earnings 115,012,408 74,334,687 Equity attributable to shareholders of the Company $ 191,989,039 $ 153,835,977 Equity attributable to non - controlling interest 27,630,313 18,005,030 Total equity $ 219,619,352 $ 171,841,007 Liabilities Non - current liabilities Defined benefit obligations $ 331,041 $ 246,548 Debt 1,465,707 2,739,414 Deferred tax liabilities 7,709,106 6,666,270 Total non - current liabilities $ 9,505,854 $ 9,652,232 Current liabilities Trade payables $ 34,007,468 $ 41,197,158 Debt 209,174,216 182,103,347 Current tax liabilities (net) 15,018,168 9,644,944 Derivative financial Liability 280,560 - Other financial liabilities 6,961,163 6,031,593 Other current liabilities 2,850,955 1,980,369 Total current liabilities $ 268,292,530 $ 240,957,411 Total liabilities $ 277,798,384 $ 250,609,643 Total equity and liabilities $ 497,417,736 $ 422,450,650

Basmati Roadshow_1_October - 2012.ppt 19 Condensed Consolidated Statements of Cash Flows (Amounts in USD) Note: Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report o n F orm 20 - F with the Securities and Exchange Commission and therefore remain subject to adjustment. The financial results provided may be subject to adjustment as a result of the completion of audit procedures by our independent reg istered public accounting firm as a part of the annual audit they perform over the annual audit procedures they perform in connection with the Company’s financial statements for the fiscal year ended March 31, 2015. The preparation of th e p reliminary results requires management to make estimates and assumptions that affect the reporting period. Actual results could vary from these estimates. Fiscal years ended March 31, 2015 (unaudited) March 31, 2014 March 31, 2013 (A) CASH FLOW FROM OPERATING ACTIVITIES Profit before tax for the year $ 62,160,448 47,425,775 $ 27,516,600 Adjustments for non - cash items 7,178,908 2,277,965 2,039,904 Adjustments for non - operating incomes and expenses 32,050,730 23,086,950 20,936,946 Changes in operating assets and liabilities (94,957,979) (66,008,898) (105,435,127) $ 6,432,107 6,781,792 $ (54,941,677) Income taxes paid (3,303,886) (3,783,471) (3,701,951) Net cash generated from/(used in) operating activities $ 3,128,221 2,998,321 $ (58,643,628) (B) CASH FLOW FROM INVESTING ACTIVITIES Purchase of property, plant and equipment $ (2,374,971) (3,324,778) $ (877,981) Purchase of intangible assets - (315,649) (334,793) Advance for property, plant and equipment (33,408) - - Proceeds from sale of property, plant and equipment 1,732 4,787 13,569 Net cash outflow on acquisition of subsidiaries - (1,954,432) -- Net investments in term deposits (694,519) (1,183,286) (84,630) Purchase of short term investments (202,980) (249,000) (110,400) Proceeds from the sale of short term investments 180,905 4,248 -- Interest received 2,416,729 2,685,657 802,146 Net cash used in investing activities $ (706,512) (4,332,453) $ (592,089) (C) CASH FLOWS FROM FINANCING ACTIVITIES Net proceeds from issue of shares $ - -- $ 82,648,766 Repurchase of shares from ex - director (38,190) - - Net proceeds from short term debt 34,987,109 37,982,254 27,973,449 Proceeds from long term debt 18,040 128,540 34,220 Repayment of long term debt (1,205,893) (1,764,307) (2,241,703) Interest paid (25,090,402) (25,870,607) (21,751,614) Net cash generated from/(used in) financing activities $ 8,670,664 10,475,880 $ 86,663,118 (D)Effect of change in exchange rate on cash and cash equivalents (2,237,549) (4,805,988) (2,525,319) Net increase/(decrease) in cash and cash equivalents $ 8,854,824 4,335,760 $ 24,902,082 Cash and cash equivalents at the beginning of the year 37,606,098 33,270,338 8,368,256 Cash and cash equivalents at the end of the year $ 46,460,922 37,606,098 $ 33,270,338

Basmati Roadshow_1_October - 2012.ppt Non IFRS Measures In evaluating our business, we consider and use the non - IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjust ed earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non - IFRS financial measures is not intended to be considered in isolation or as a substit ute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus fina nce costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non - cash expe nse for share - based - compensation for three and twelve months ended March 31, 2015 and 2014, respectively (3) adjusted profit after tax, as profit after tax plus non - cash expense for share - based compensation for three and twelve months ended March 31, 2015 and 2014, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weight ed average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subje ct to the exchange agreement between us and the non - controlling shareholders of Amira India; (5) adjusted net working capital as total cur rent assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total cu rre nt and non - current debt minus cash and cash equivalents. We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results a gai nst such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and emplo yee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non - IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non - recur ring IPO - related expenses the book amortization of intangibles (affecting relative amortization expenses), the age and book value of p rop erty and equipment (affecting relative depreciation expenses) and other non - cash expenses. We also present these non - IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the fi nancial performance of companies in our industry. We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt be cause we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS resul ts and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non - current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also be lie ve that these non - IFRS financial measures are useful to investors in assessing the operating performance of our business after refl ecting the adjustments described above. 20

Basmati Roadshow_1_October - 2012.ppt 21 Non IFRS Reconciliations for Adj. EBITDA and Adj. Profit After Tax (Amounts in USD) Note: Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report o n F orm 20 - F with the Securities and Exchange Commission and therefore remain subject to adjustment. The financial results provided may be subject to adjustment as a result of the completion of audit procedures by our independent reg istered public accounting firm as a part of the annual audit they perform over the annual audit procedures they perform in connection with the Company’s financial statements for the fiscal year ended March 31, 2015. The preparation of th e p reliminary results requires management to make estimates and assumptions that affect the reporting period. Actual results could vary from these estimates. (Amounts in USD) FY 2015 FY 2014 Three months ended March 31, 2015 Three months ended March 31, 2014 Profit after tax $ 51,369,106 $ 38,132,704 $ 17,593,804 $ 16,777,338 Add: Income tax expense 10,791,342 9,293,071 3,161,550 2,512,762 Add: Finance costs (net of finance income) 32,060,327 23,092,713 10,626,259 6,477,095 Add: Depreciation and amortization 2,352,649 2,064,264 573,735 591,994 EBITDA $ 96,573,424 $ 72,582,752 $ 31,955,348 $ 26,359,189 Add: Non - cash expenses for share based compensation 1,785,704 2,874,010 (138,432) - Add: Onetime expenses related to Bond Issue 1,156,995 - 1,156,995 - Adjusted EBITDA $ 99,516,124 $ 75,456,762 $ 32,973,911 $ 26,359,189 (Amounts in USD) FY 2015 FY 2014 Three months ended March 31, 2015 Three months ended March 31, 2014 Profit after tax (PAT) $ 51,369,106 $ 38,132,704 $ 17,593,804 $ 16,777,338 Add: Non - cash expenses for share based compensation 1,785,704 2,874,010 (138,432) - Add: Onetime expenses related to Bond Issue 1,156,995 - 1,156,995 - Adjusted profit after tax $ 54,311,805 $ 41,006,714 $ 18,612,367 $ 16,777,338

Basmati Roadshow_1_October - 2012.ppt 22 Non IFRS Reconciliation for Adjusted Earnings Per Share (Amounts in USD) Note: Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report o n F orm 20 - F with the Securities and Exchange Commission and therefore remain subject to adjustment. The financial results provided may be subject to adjustment as a result of the completion of audit procedures by our independent reg istered public accounting firm as a part of the annual audit they perform over the annual audit procedures they perform in connection with the Company’s financial statements for the fiscal year ended March 31, 2015. The preparation of th e p reliminary results requires management to make estimates and assumptions that affect the reporting period. Actual results could vary from these estimates. (Amounts in USD) FY 2015 FY 2014 Three months ended March 31, 2015 Three months ended March 31, 2014 Profit after tax $ 51,369,106 $ 38,132,704 $ 17,593,804 $ 16,777,338 Profit attributable to Shareholders of the company (A) $ 40,669,867 $ 29,956,327 $ 14,125,691 $ 13,371,145 Weighted average number of shares (for Basic earnings per share) (B) 28,723,279 28,672,840 28,780,188 28,674,997 Weighted average number of shares (for Diluted earnings per share) (C) 28,927,142 28,888,163 28,831,059 29,001,032 Basic Earnings per share as per IFRS (A) ÷ (B) $ 1.42 $ 1.04 $ 0.49 $ 0.47 Diluted Earnings per share as per IFRS (A) ÷ (C) $ 1.41 $ 1.04 $ 0.49 $ 0.46 Profit after tax (PAT) $ 51,369,106 $ 38,132,704 $ 17,593,804 $ 16,777,338 Add: Non - cash expense for share based Compensation 1,785,704 2,874,010 (138,432) - Add: Onetime expenses related to Bond Issue 1,156,995 1,156,995 Adjusted profit after tax, $ 54,311,805 $ 41,006,714 $ 18,612,367 $ 16,777,338 Number of shares outstanding including shares for non - controlling interest - fully diluted 35,932,575.5 1 35,893,597 35,836,493 36,006,466 Adjusted earnings per share $ 1.51 $ 1.14 $ 0.52 $ 0.47

Basmati Roadshow_1_October - 2012.ppt